Prospectus Supplement

John Hancock Investors Trust (the fund)

Supplement dated March 31, 2023 to the current Prospectus, as supplemented (the Prospectus)

At a meeting held on March 28-30, 2023, the fund’s Board of Trustees approved an amendment, dated April 1, 2023 to the liquidity agreement (the “LA”) between State Street Bank and Trust Company (State Street) and the fund dated December 2, 2015.

As a result, effective April 1, 2023, (the Effective Date) the reference rate for the LA will be amended to change from a London Interbank Offered Rate (LIBOR)-based rate to the Overnight Bank Funding Rate (OBFR) and the interest charged rate is updated to a rate of one-month OBFR +70 bp. Accordingly, all references to the LA utilizing LIBOR as the reference or benchmark rate are hereby removed from the Prospectus. In addition, as of the Effective Date, the asset coverage ratio will be updated to a minimum of 220% with a two-day cure period.

You should read this supplement in conjunction with the Prospectus and retain it for your future reference.

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